Ex-99.28(d)(x)

EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 28th day of November 2012 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Securities Trust (the “Trust”) with respect to the Lord Abbett Growth Leaders Fund (the “Growth Leaders Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

With respect to the Growth Leaders Fund, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management fee, waive all or a portion of its administrative services fee, and reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.50%.

2.	This Agreement will be effective from November 28, 2012 through February 28, 2014. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD ABBETT SECURITIES TRUST

By:	/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan

Lawrence H. Kaplan
Member and General Counsel